                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Darling International Inc.
      ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0002372661
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                             Laurence Goldman, Esq.
                                1 Bank One Plaza
                             Chicago, Illinois 60670
                                 (312) 732-3565
                                 (312) 732-8362
      ---------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 27, 2003
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box, [_].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  0002372661
--------------------------------------------------------------------------------

1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BANK ONE CORPORATION  31-0738296
--------------------------------------------------------------------------------

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [_]
       (b)  [_]
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3)     SEC USE ONLY

--------------------------------------------------------------------------------

4)     SOURCE OF FUNDS*

       Not Applicable

--------------------------------------------------------------------------------

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

       Not Applicable

--------------------------------------------------------------------------------

6)     CITIZENSHIP OF PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------

                              (7)  SOLE VOTING POWER
  Number of Shares                 0
Beneficially Owned by
Each Reporting Person         --------------------------------------------------

         With                 (8)  SHARED VOTING POWER
                                   0

                              --------------------------------------------------

                              (9)  SOLE DISPOSITIVE POWER
                                   0

                              --------------------------------------------------

                              (10) SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------


11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

--------------------------------------------------------------------------------

12) CHECK BOX IF THE AGGREGATE AMOUNT OWNED IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0

--------------------------------------------------------------------------------

14)    TYPE OF REPORTING PERSON*
       CO, HC

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  0002372661
--------------------------------------------------------------------------------

7)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bank One, National Association

--------------------------------------------------------------------------------

8)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)  [_]
       (c)  [_]
--------------------------------------------------------------------------------

9)     SEC USE ONLY

--------------------------------------------------------------------------------

10)    SOURCE OF FUNDS*

       Not Applicable

--------------------------------------------------------------------------------

11) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

       Not Applicable

--------------------------------------------------------------------------------

12)    CITIZENSHIP OF PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------

                              (7)  SOLE VOTING POWER
  Number of Shares                 0
Beneficially Owned by
Each Reporting Person         --------------------------------------------------

         With                 (8)  SHARED VOTING POWER
                                   0

                              --------------------------------------------------

                              (11) SOLE DISPOSITIVE POWER
                                   0

                              --------------------------------------------------

                              (12) SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------


12)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

--------------------------------------------------------------------------------

12) CHECK BOX IF THE AGGREGATE AMOUNT OWNED IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------

15)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0

--------------------------------------------------------------------------------

16)    TYPE OF REPORTING PERSON*
       BK

--------------------------------------------------------------------------------

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 23, 2002 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 2.  Identity and Background.

Item 2 is hereby amended by replacing Schedule A referenced in Item 2(a) and attached to and incorporated into the Statement with Schedule A, as revised, which is attached hereto and incorporated herein.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to read in its entirety as follows:

       On August 27, 2003, the Bank sold all 6,434,923 shares of the Company's common stock in a privately negotiated transaction at a purchase price of $2.25 per share, for aggregate proceeds of $14,478,576.75.

       Except as set forth above or as set forth in Item 6 in this Statement, the Reporting Persons have no present plans or proposals which may relate to or would result in any of the following:

       (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

       (d) Any change in the present Company Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board;

       (e) Any material change in the present capitalization or dividend policy of the Company;

       (f) Any other material change in the Company's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

       (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

       (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

       (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended by replacing Item 5 in its entirety with the following:

       (a) None.

       (b) Not applicable.

       (c) See Item 4 above.

       (d) Not applicable.

       (e) August 27, 2003.

                                   SIGNATURES

       After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2003                   BANK ONE, N. A.

                                           By: /s/ Philip D. Martin
                                              --------------------------
                                                Senior Vice President


                                           BANK ONE CORPORATION

                                           By:  /s/ Marie I. Jordan
                                              --------------------------
                                                Assistant Secretary

SCHEDULE A (REVISED)

                   Executive Officers of Bank One Corporation

Name                       Title with Bank One Corp.          Principal Occupation
----                       -------------------------          --------------------
James Dimon                Chairman of the Board              Chairman of the Board and
                           and Chief Executive Officer        Chief Executive Officer of
                                                              Bank One Corporation

Austin A. Adams            Executive Vice President           Executive Vice President of
                                                              Bank One Corporation

Linda Bammann              Executive Vice President           Executive Vice President of
                                                              Bank One Corporation

James S. Boshart III       Executive Vice President           Executive Vice President of
                                                              Bank One Corporation

William I. Campbell        Executive Vice President           Executive Vice President of
                                                              Bank One Corporation

David E. Donovan           Executive Vice President           Executive Vice President of
                                                              Bank One Corporation

Joan Guggenheimer          Executive Vice President           Executive Vice President of
                                                              Bank One Corporation

David J. Kundert           Executive Vice President           Executive Vice President of
                                                              Bank One Corporation

Jay Mandelbaum             Executive Vice President           Executive Vice President of
                                                              Bank One Corporation

Sarah L. McClelland        Executive Vice President           Executive Vice President of
                                                              Bank One Corporation

Heidi G. Miller            Executive Vice President           Executive Vice President of
                                                              Bank One Corporation

Tyree B. Miller            Executive Vice President           Executive Vice President of
                                                              Bank One Corporation

Charles W. Scharf          Executive Vice President           Executive Vice President of
                                                              Bank One Corporation

Such employment is conducted for Bank One Corporation at 1 Bank One Plaza, Chicago, Illinois 60670.

                        Directors of Bank One Corporation

                                                              Name, Business and
Names                      Principal Occupation               Address where Employed
-----                      --------------------               ----------------------
James Dimon                Chairman of the Board              Bank One Corporation
                                                              1 Bank One Plaza
                                                              Chicago, IL 60670

John H. Bryan              Retired Chairman and Chief         Sara Lee Corporation
                           Executive Officer                  455 N. Cityfront Plaza
                                                              Suite 1400
                                                              Chicago, IL 60611

Stephen B. Burke           President                          Comcast Cable Communications, Inc.
                                                              1500 Market Street
                                                              Philadelphia, PA 19102

James S. Crown             General Partner                    Henry Crown and Company
                                                              222 North LaSalle Street
                                                              Suite 2000
                                                              Chicago, IL 60601

Dr. Maureen A. Fay, O. P.  President                          University of Detroit Mercy
                                                              4001 West McNichols
                                                              Detroit, MI 48221

John R. Hall               Retired Chairman and Chief         Ashland, Inc.
                           Executive Officer                  50 E. RiverCenter Blvd.
                                                              Covington, KY 41012-0391

Laban P. Jackson, Jr.      Chairman and Chief Executive       Clear Creek Properties, Inc.
                           Officer                            2365 Harrodsburg Rd # B230
                                                              Lexington, KY 40504

John W. Kessler            Owner                              The New Albany Company
                                                              220 Market St.
                                                              New Albany, OH 43054

Robert I. Lipp             Chairman and Chief Executive       Travelers Property Casualty Corp.
                           Officer                            One Tower Square
                                                              Hartford, CT 06183

Richard A. Manoogian       Chairman and Chief Executive       Masco Corporation
                           Officer                            21001 Van Born Road
                                                              Taylor, MI 48180

David C. Novak             Chairman and Chief Executive       Yum! Brands, Inc.
                           Officer                            1441 Gardiner Lane
                                                              Louisville, Kentucky 40213

John W. Rogers, Jr.          Chairman and Chief Executive     Ariel Capital
                             Officer                          Management, Inc.
                                                              200 E. Randolph St.
                                                              Suite 2900
                                                              Chicago, IL 60601

Frederick P. Stratton, Jr.   Chairman Emeritus                Briggs & Stratton
                                                              Corporation
                                                              777 E. Wisconsin Ave.
                                                              Milwaukee, WI 53202

              Executive Officers of Bank One, National Association

Name                     Title with Bank One, N.A.          Principal Occupation
----                     -------------------------          --------------------
James Dimon              Chairman of the Board,             Chairman of the Board and
                         President, and Chief Executive     Chief Executive Officer of
                         Officer                            Bank One Corporation

Austin A. Adams          Executive Vice President           Executive Vice President of
                                                            Bank One Corporation

Linda Bammann            Executive Vice President           Executive Vice President of
                                                            Bank One Corporation

David E. Donovan         Executive Vice President           Executive Vice President of
                                                            Bank One Corporation

Joan Guggenheimer        Executive Vice President           Executive Vice President of
                         and Cashier                        Bank One Corporation

Larry L. Helm            Executive Vice President           Executive Vice President of
                                                            Bank One Corporation

David J. Kundert         Executive Vice President           Executive Vice President of
                                                            Bank One Corporation

Jay Mandelbaum           Executive Vice President           Executive Vice President of
                                                            Bank One Corporation

Sarah L. McClelland      Executive Vice President           Executive Vice President of
                                                            Bank One Corporation

Heidi G. Miller          Executive Vice President           Executive Vice President of
                                                            Bank One Corporation

Tyree B. Miller          Executive Vice President           Executive Vice President of
                                                            Bank One Corporation

Charles W. Scharf        Executive Vice President           Executive Vice President of
                                                            Bank One Corporation

R. Michael Welborn       Executive Vice President           Executive Vice President of
                                                            Bank One Corporation

Such employment is conducted for Bank One, N.A. at 1 Bank One Plaza, Chicago, Illinois 60670.

                   Directors of Bank One, National Association

                                                           Name, Business and
Names                     Principal Occupation            Address where Employed
-----                     --------------------            ----------------------
James Dimon               Chairman of the Board           Bank One Corporation
                          and Chief Executive             1 Bank One Plaza
                          Officer                         Chicago, IL 60670

Linda Bammann             Executive Vice President        Bank One Corporation
                                                          1 Bank One Plaza
                                                          Chicago, IL 60670

Joan Guggenheimer         Executive Vice President        Bank One Corporation
                                                          1 Bank One Plaza
                                                          Chicago, IL 60670

Sarah L. McClelland       Executive Vice President        Bank One Corporation
                                                          1 Bank One Plaza
                                                          Chicago, IL 60670

Heidi G. Miller           Executive Vice President        Bank One Corporation
                                                          1 Bank One Plaza
                                                          Chicago, IL 60670

Charles W. Scharf         Executive Vice President        Bank One Corporation
                                                          1 Bank One Plaza
                                                          Chicago, IL 60670